Exhibit (a)(13)


                 ICAHN ANNOUNCES EXTENTION OF EXPIRATION DATE OF
                     TENDER OFFER FOR HALLWOOD REALTY UNITS


     New York, New York, May 28, 2003. High River Limited Partnership, an affiliate of Carl C. Icahn, today announced that it is extending the expiration date of its tender offer for any and all of the partnership units of Hallwood Realty Partners, L.P. (AMEX: HRY) until 5:00 pm, New York City time, on June 12, 2003, unless the Offer is extended to a later date and time. Approximately 4,239 units have been tendered pursuant to the tender offer as of the close of business on May 27, 2003.
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